Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format

Index

Glossary of terms
Condensed Consolidated Interim Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
GBP	Sterling pound
CAD	Canadian dollar
La Sociedad	Aeropuertos Argentina 2000 S.A.
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company Name: Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

For the three- month period of the

Fiscal Year N° 29 commenced January 1, 2026

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.U.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:
	Subscribed	Paid-in
	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

Consolidated Statement of Comprehensive Income

For the three month period ended at March 31, 2026 and 2025

		Three months at
		03.31.2026	03.31.2025
	Note	Millions of $
Continuous Operations
Sales income	4	393,820	353,408
Construction income		31,353	28,978
Cost of service	5.1	(237,600)	(226,126)
Construction costs		(31,233)	(28,867)
Income for gross profit for the period		156,340	127,393
Distribution and selling expenses	5.2	(24,520)	(20,890)
Administrative expenses	5.3	(21,828)	(18,879)
Other income and expenses, net	6.1	8,900	3,072
Operating profit for the period		118,892	90,696
Finance Income	6.2	(35,591)	(1,871)
Finance Costs	6.3	106,540	9,624
RECPAM		(6,303)	(3,113)
Result of investments accounted for by the equity method		-	-
Income before income tax		183,538	95,336
Income tax	6.4	(61,753)	(38,008)
Income for the period for continuous operations		121,785	57,328
Net Income for the period		121,785	57,328
Other comprehensive income		-	-
Comprehensive Income for the period		121,785	57,328

Income attributable to:
Shareholders		121,827	57,397
Non–Controlling Interest		(42)	(69)

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		470.2124	221.3436

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2025.

Consolidated Statements of Financial Position

At March 31, 2026 and December 31, 2025

		03.31.2026	12.31.2025
	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	1
Property, plant and equipment		1,637	1,350
Intangible Assets	7	2,772,790	2,796,087
Rights of use		3,437	4,684
Assets for deferred tax		51	26
Other receivables	9.1	68,855	69,785
Investments	9.3	71,063	61,311
Total Non-Current Assets		2,917,834	2,933,244
Current Assets
Other receivables	9.1	19,235	30,109
Trade receivables, net	9.2	140,214	159,845
Other assets		367	333
Investments	9.3	79,928	96,677
Cash and cash equivalents	9.4	117,455	102,696
Total Current Assets		357,199	389,660
Total Assets		3,275,033	3,322,904
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		197,936	197,936
Legal , facultative reserve and others		1,247,464	1,246,789
Retained earnings		350,454	228,627
Subtotal		1,796,250	1,673,748
Non-Controlling Interest		606	648
Total Shareholders’ Equity		1,796,856	1,674,396
Liabilities
Non-Current Liabilities
Provisions and other charges	11	4,382	5,832
Financial debts	8	591,706	713,462
Deferred income tax liabilities		519,727	492,170
Lease liabilities		294	410
Accounts payable and others	9.5	937	1,161
Total Non- Current Liabilities		1,117,046	1,213,035
Current Liabilities
Provisions and other charges	11	66,328	110,232
Financial debts	8	118,222	133,017
Current income tax liability, net of advances		21,128	910
Lease liabilities		3,072	4,838
Accounts payable and others	9.5	134,314	166,082
Fee payable to the Argentine National Government	10.1	18,067	20,394
Total Current Liabilities		361,131	435,473
Total Liabilities		1,478,177	1,648,508
Total Shareholder’s Equity and Liabilities		3,275,033	3,322,904

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2025.

Consolidated Statements of Changes in Equity

At March 31, 2026 and 2025

	Attributable to majority shareholders								Non-	Total
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Controlling Interest	Shareholders’ Equity
	In millions $
Balance at 01.01.26	259	137	197,936	39,610	1,200,893	6,286	228,627	1,673,748	648	1,674,396
Compensation plan	-	-	-	-	-	675	-	675	-	675
Net Income for the period	-	-	-	-	-	-	121,827	121,827	(42)	121,785
Balance at 03.31.2026	259	137	197,936	39,610	1,200,893	6,961	350,454	1,796,250	606	1,796,856

Balance at 01.01.25	259	137	197,936	39,610	1,020,583	6,074	418,789	1,683,388	374	1,683,762
Compensation plan	-	-	-	-	-	98	-	98	-	98
Net Income for the period	-	-	-	-	-	-	57,397	57,397	(69)	57,328
Balance at 03.31.2025	259	137	197,936	39,610	1,020,583	6,172	476,186	1,740,883	305	1,741,188

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2025.

Consolidated Statements of Cash Flow

For the three month periods ended at March 31, 2026 and 2025

		03.31.2026	03.31.2025
	Note	Millions of $
Cash Flows from operating activities
Net income for the period		121,785	57,328
Adjustment for:
Income tax		61,753	38,008
Amortization of intangible assets	7	54,650	50,150
Depreciation of property , plant and equipment	5	158	149
Depreciation right of use	5	1,254	864
Bad debts provision	5.2	806	1,602
Specific allocation of accrued and unpaid income		18,067	17,054
Compensation plan		675	98
Accrued and unpaid financial debts interest costs	8	13,866	16,776
Accrued deferred revenues and additional consideration	11	(6,812)	(7,118)
Accrued and unpaid Exchange differences		(80,390)	32,296
Litigations provision	11	(556)	255
Inflation Adjustment		(6,138)	15,311
Changes in operating assets and liabilities:
Changes in trade receivables		5,577	(73,019)
Changes in other receivables		(10,434)	(55,314)
Changes in other assets		(34)	(95)
Changes in accounts payable and others		(18,131)	59,942
Changes in liabilities for income tax		-	(605)
Changes in provisions and other charges		7,767	2,269
Evolution of the specific allocation of income to be paid to the Argentine National State		(18,704)	(7,334)
Changes in intangible assets	7	(31,353)	(23,941)
Income tax payments		(140)	-
Net cash Flow generated by operating activities		113,666	124,676
Cash Flow for investing activities
Acquisition of investments		(97,850)	(13,251)
Collection of investments		83,388	16,264
Fixed assets acquisitions		(445)	(171)
Net Cash Flow (applied to) / generated by investing activities		(14,907)	2,842
Cash Flow from financing activities
New Financial debts	8	322	136
Payment of leases		(1,411)	(1,010)
Financial debts paid- principal	8	(30,421)	(51,670)
Financial debts paid- interests	8	(13,906)	(15,568)
Payment of dividends		(35,475)	(36,781)
Net Cash Flow (applied to) financing activities		(80,891)	(104,893)
Net increase in cash and cash equivalents		17,868	22,625
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		102,696	152,663
Net increase in cash and cash equivalents		17,868	22,625
Inflation adjustment generated by cash and cash equivalents		4,501	10,052
Foreign Exchange differences (applied to) cash and cash equivalents		(7,610)	(55,059)
Cash and cash equivalents at the end of the period		117,455	130,281

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2025.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2018-2022, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Similarly, a lawsuit was filed in the case AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO, File CAF 032610/2023, based on the agreements entered into and approved in File 56,695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the Financial Projection of Income and Expenses of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the Financial Projection of Income and Expenditures of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case. Joint presentations were made with ORSNA requesting the successive suspension of procedural deadlines, which were subsequently granted by the Court. Currently, on April 14, 2026, a new suspension request was filed for 20 business days, which was granted by the Court; accordingly, the expiration thereof will occur on May 12, 2026.

On December 9, 2024, the ORNSA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the Financial Projection of Income and Expenses corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders’ equity at closing	Income for the year	Book entry value at 03.31.2026
			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	2,289	75	2,273
Cargo & Logistics S.A. (3)	1,614,687	98.63%	-	-	-
Paoletti América S.A. (3)	6,000	50.00%	1	-	1
Texelrío S.A.	84,000	70.00%	1,968	(99)	1,378
Villalonga Furlong S.A (3) (4)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina.

(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding Financial Statements.

(3)	Not consolidated due to low significance.

(4)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with The Company accounting policies.

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, the Company is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrio S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on May 8, 2026.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the standards of IFRS accounting (or IFRS for its acronym in English), issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Consolidated Interim Financial Statements of the Company for the three-month period ended March 31, 2026 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2025 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of the Company as of March 31, 2025 and from the Consolidated Financial Statements as of December 31, 2025 approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2026, based on the application of IASB 29 (see Note 3.25 of the Condensed Consolidated Financial Statements at December 31, 2025).

2) Controlled

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE of The Company in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2025.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2026.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Condensed Consolidated Interim Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2025.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments. and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of March 31, 2026, the price index stood at 11,036.0643, with inflation for the three-month period of 9.0% and year-on-year inflation of 33.6%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Condensed Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2026. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2026, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2026, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to BNA and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the three-month period ended at March 31, 2026 was a loss of $61,753 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $55,187 million, because as of March 31, 2026, the variation of the CPI for the period of 36 months at the end of fiscal year 2026 will exceed 100%.

NOTE 4 - SALES INCOME

	Three months at
	03.31.2026	03.31.2025
	Millions of $
Air station use rate	221,429	195,799
Landing fee	18,282	15,071
Parking fee	6,024	5,606
Total aeronautical income	245,735	216,476
Total non-aeronautical income	148,085	136,932
Total	393,820	353,408

As of March 31, 2026 and 2025, "over the time" income from contracts with customers for the three-month periods was $329,981 million and $297,264 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at
	03.31.2026	03.31.2025
	Millions of $
Specific allocation of income	57,881	52,131
Airport services and maintenance	48,826	49,265
Amortization of intangible assets	53,176	48,689
Depreciation of property, plant and equipment	153	146
Salaries and social charges	59,026	57,229
Fee	991	2,815
Utilities and fees	7,378	7,605
Taxes	2,098	1,922
Office expenses	4,751	5,406
Insurance	39	32
Depreciation rights of use	1,254	864
Others	2,027	22
Total	237,600	226,126

5.2. Distribution and marketing expenses

	Three months at
	03.31.2026	03.31.2025
	Millions of $
Airport services and maintenance	147	-
Amortization of intangible assets	239	138
Salaries and social charges	2,060	1,167
Fees	432	224
Utilities and fees	9	7
Taxes	19,119	17,030
Office expenses	141	163
Insurance	3	-
Advertising	1,564	559
Provision for bad debts	806	1,602
Total	24,520	20,890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative  Expenses

	Three months at
	03.31.2026	03.31.2025
	Millions of $
Airport services and maintenance	284	345
Amortization of intangible assets	1,235	1,323
Depreciation of PP&E	5	3
Salaries and social charges	13,094	10,271
Fees	1,220	1,132
Utilities and fees	82	5
Taxes	2,343	2,487
Office expenses	2,370	2,290
Insurance	781	818
Fees to the Board of Directors and the Supervisory Committee	249	203
Others	165	2
Total	21,828	18,879

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at
	03.31.2026	03.31.2025
	Millions of $
Trust for Strengthening	9,647	8,689
Other	(747)	(5,617)
Total	8,900	3,072

6.2. Financial Income

	Three months at
	03.31.2026	03.31.2025
	Millions of $
Interest	4,348	7,965
Foreign Exchange differences	(39,939)	(9,836)
Total	(35,591)	(1,871)

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.3 Financial Costs

	Three months at
	03.31.2026	03.31.2025
	Millions of $
Interest	(14,939)	(17,742)
Foreign Exchange differences	121,479	27,366
Total	106,540	9,624

6.4 Income Tax

	Three months at
	03.31.2026	03.31.2025
	Millions of $
Current	(34,218)	5
Deferred	(27,535)	(38,013)
Total	(61,753)	(38,008)

NOTE 7 – INTANGIBLE ASSETS

		03.31.2026	03.31.2025
	Note	Millions of $
Original values:
Initial Balance		4,891,690	4,704,696
Acquisitions of the period		31,353	28,978
Declines of the period		-	(8,507)
Balance at March 31		4,923,043	4,725,167

Accumulated Amortization:
Initial Balance		(2,095,603)	(1,895,459)
Amortizations of the period	5	(54,650)	(50,150)
Declines of the period		-	3,470
Balance at March 31		(2,150,253)	(1,942,139)
Net balance at March 31		2,772,790	2,783,028

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt

	03.31.2026	03.31.2025
	Millions of $
Initial Balance	846,479	921,728
New financial debts	322	136
Financial debts paid	(44,327)	(67,238)
Accrued interest	13,866	16,776
Foreign Exchange differences	(106,484)	(29,263)
Inflation adjustment	72	109
Total Net Balance at March 31	709,928	842,248

8.2 Breakdown of financial debt

	03.31.2026	03.31.2025
	Millions of $
Non-current Financial Debts
Negotiable Obligations	592,195	714,040
Cost of issuance of NO	(489)	(578)
	591,706	713,462
Current Financial Debts
Negotiable Obligations	118,485	133,343
Cost of issuance of NO	(263)	(326)
	118,222	133,017
	709,928	846,479

As of March 31, 2026 and December 31, 2025, the fair value of the financial debt amounts to $701,360 million and $826,877 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2025.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency	Initial Capital	Capital in U$S at 03.31.2026	Capital in U$S at 12.31.2025
Guaranteed with Maturity in 2027 (1)(2)	02.2017		02.2027	6.875%		U$S	400.0	5.0	6.3
Class I Series 2020 (1)(2)(3)	04.2020		02.2027	6.875	% (5)	U$S	306.0	18.0	22.6
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S	272.9	268.8	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S	62.0	48.2	51.0
Class V (3)	02.2022		02.2032	5.500%		U$S(6)	138.0	138.0	138.0
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S(6)	32.7	15.3	22.9
Class XI (3)	12.2024		12.2026	5.500%		U$S(7)	28.8	28.8	28.8

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference ONs are nominated and payable in US dollars.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of March 31, 2026, the Company complies with financial covenants.

As of March 31, 2026, the Company holds Class IX Bonds in its portfolio totaling US$9.8 million.

As of March 31, 2026, the Company has fully deployed the proceeds from the Class XI and is in the process of completing the certification of the use of such proceeds.

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		03.31.2026	12.31.2025
	Note	Millions of $
Trust for Strengthening	10.1	68,268	68,541
Others		587	1,244
Total		68,855	69,785

9.1.2 Other current receivables

		03.31.2026	12.31.2025
	Note	Millions of $
Expenses to be recovered		4,644	5,853
Related parties	10.1	1,259	1,459
Tax credits		9,889	18,343
Prepaid Insurance		3,438	4,443
Others		5	11
Total		19,235	30,109

9.2 Trade receivables

		03.31.2026	12.31.2025
	Note	Millions of $
Trade receivables		154,150	174,769
Related parties	10.1	1,263	1,832
Checks-postdated checks		3,210	3,996
Subtotal sales credits		158,623	180,597
Provision for bad debts		(18,409)	(20,752)
Total		140,214	159,845

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.2.1 Changes in Bad Debt Provisions

		03.31.2026	03.31.2025
	Note	Millions of $
Initial balance		20,752	13,568
Increases of the period	5.2	806	1,602
Foreign exchange difference		(1,417)	115
Applications of the period		-	(956)
Inflation adjustment		(1,732)	(974)
Bad Debts provisions at March 31		18,409	13,355

9.3 Investments

9.3.1 Non-current investments

		03.31.2026	12.31.2025
	Note	Millions of $
Negotiable obligations		61,586	58,592
Negotiable obligations of related companies	10.1	-	2,719
Government Bonds		9,477	-
Total		71,063	61,311

9.3.2 Current investments

		03.31.2026	12.31.2025
	Note	Millions of $
Other financial assets		7,340	18,925
Negotiable obligations of related companies	10.1	2,368	-
Negotiable bonds		70,220	77,752
Total		79,928	96,677

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE SEPARATE STATEMENTS OF FINANCIAL POSITION (Contd.)

9.4 Cash and cash equivalents

		03.31.2026	12.31.2025
	Nota	Millions of $
Cash and funds in custody		175	194
Banks	13	13,408	19,053
Checks not yet deposited		1,334	666
Term deposits and others		102,538	82,783
Total		117,455	102,696

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	03.31.2026	12.31.2025
	Millions of $
Suppliers	937	1,161
Total	937	1,161

9.5.2 Commercial accounts payable and other current

		03.31.2026	12.31.2025
	Nota	Millions of $
Suppliers		52,188	80,181
Foreign suppliers		7,313	9,575
Debts with Related Parties	10.1	9,269	8,867
Salaries and social security liabilities		50,559	58,729
Other fiscal debts		14,985	8,730
Total		134,314	166,082

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at March 31, 2026 and December 31, 2025 are as follows:

	03.31.2026	12.31.2025
Other receivables	Millions of $
Other related companies	1,259	1,459
Total	1,259	1,459

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

	03.31.2026	12.31.2025
Trade receivables	Millions of $
Other related companies	1,263	1,832
Total	1,263	1,832

	03.31.2026	12.31.2025
Investments	Millions of $
Other related companies - non current	-	2,719
Other related companies - current	2,368	-
Total	2,368	2,719

	03.31.2026	12.31.2025
Accounts payable and other	Millions of $
Other related companies	9,269	8,867
Total	9,269	8,867

	03.31.2026	12.31.2025
Provisions and other charges	Millions of $
Corporación América S.A.U. – Dividends to be paid	-	17,307
Corporación América Sudamericana S.A. – Dividends to be paid	44,098	70,797
Other related companies	-	141
Total	44,098	88,245

The balances with the Argentine National State as of March 31, 2026, and December 31, 2025, are as follows:

		03.31.2026	12.31.2025
	Note	Millions of $
Debt - Specific Allocation of Income		18,067	20,394
Credit - Strengthening Trust (1)		68,268	68,541

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the three-month periods ended March 31, 2026 and 2025 are as follows:

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

With Proden S.A. for office rental and maintenance, the Company has allocated $1,766 million and $1,308 million, respectively.

The Company has allocated to the cost $2,330 million and $2,566 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $936 million and $870 million to the cost, respectively.

The Company has allocated to the cost $686 million and $733 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $4,564 million and $2,360 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $658 million and $437 million to the cost, respectively.

The Company has recorded commercial income of $585 million and $530 million with Duty Paid S.A., respectively.

Furthermore, short-term compensation to key management was $3,724 million and $661 million for the three-month periods ended at March 31, 2026 and 2025, respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A. is controlled by Cedicor S.A., owner of 100% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

24

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

		At 01.01.26	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.2026	Total Non Current	Total Current
	Note	Millions of $							Millions of $
Litigations		5,049	(556)	(580)	(342)	(43)	(86)	3,442	-	3,442
Deferred Income		10,124	7,109	-	(89)	(5,592)	22	11,574	1,501	10,073
Guarantees Received		4,781	463	(650)	(351)	-	(227)	4,016	-	4,016
Upfront fees from concessionaires		5,755	879	-	-	(1,220)	-	5,414	2,127	3,287
Dividends to be paid	10	88,104	-	(35,475)	(5,984)	-	(2,547)	44,098	-	44,098
Related companies	10	141	-	(133)	(7)	-	-	1	-	1
Others		2,110	777	(65)	(583)	10	(84)	2,165	754	1,411
Total		116,064	8,672	(36,903)	(7,356)	(6,845)	(2,922)	70,710	4,382	66,328

		At 01.01.25	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 03.31.2025	Total Non Current	Total Current
		Millions of $							Millions of $
Litigations		4,923	255	(530)	(343)	15	118	4,438	1,047	3,391
Deferred Income		19,646	1,432	-	(556)	(6,061)	437	14,898	3,311	11,587
Guarantees Received		3,047	(52)	331	(230)	-	493	3,589	-	3,589
Upfront fees from concessionaires		7,475	934	-	-	(1,057)	-	7,352	3,946	3,406
Dividends to be paid	10	37,230	-	(36,781)	(1,843)	-	1,394	-	-	-
Others		3,413	166	(63)	(231)	36	131	3,452	1,523	1,929
Total		75,734	2,735	(37,043)	(3,203)	(7,067)	2,573	33,729	9,827	23,902

25

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.2026		Foreign exchange rates	Amount in local currency at 03.31.2026	Amount in local currency at 12.31.2025
Assets
Current Assets
Cash and cash equivalents	U$S	43	1,373	59,723	58,562
Net trade receivables	U$S	75	1,373	102,563	113,446
Investments	U$S	53	1,373	72,589	96,677
Other receivables	U$S	1	1,373	1,854	-
Total current assets				236,729	268,685

Non-Current Assets
Other receivables	U$S	0	1,373	154	-
Investments	U$S	45	1,373	61,586	61,311
Total Non-Current Assets				61,740	61,311
Total assets				298,469	329,996

Liabilities
Current Liabilities
Provisions and other charges	U$S	37	1,382	51,774	97,327
Financial debts	U$S	86	1,382	118,484	133,343
Lease liabilities	U$S	2	1,382	3,070	4,829
Commercial accounts payable and others	U$S	22	1,382	30,292	45,635
	EUR	1	1,598.28	1,987	4,192
	GBP	0	1,834.05	-	10
	CAD	0	993.07	94	51
Total current liabilities				205,701	285,387

Non-Current Liabilities
Provisions and other charges	U$S	1	1,382	754	1,540
Financial debts	U$S	429	1,382	592,195	714,039
Lease liabilities	U$S	0	1,382	294	410
Commercial accounts payable and others	U$S	1	1,382	937	1,160
Total non-current liabilities				594,180	717,149
Total liabilities				799,881	1,002,536
Net liability position				501,412	672,540

26

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 13 – OTHER RESTRICTED ASSETS

In addition to what is set forth in notes 1 and 6, within current assets as of March 31, 2026 and December 31, 2025, under the heading of Cash and cash equivalents, balances are maintained in bank accounts specifically allocated for the settlement of negotiable obligations Series 2021 and Class IV for $8,020 million and $7,812 million, respectively.

NOTE 14 - CAPITAL STOCK

At March 31, 2026 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. (presented in $ in currency as of the date of the meetings)

At the ordinary and special general meeting of classes A, B, C, and D held on April 29, 2025, it was resolved:

(i)	to restate the positive result for the fiscal year, which as of December 31, 2024, amounted to the general CPI index accumulated through March, resulting in an adjusted result of $316,986,187,842;
(ii)	that the restated result be used to establish an optional reserve for the execution of future works plans and for the payment of future dividends, if applicable.

At the Ordinary and Special General Meeting of Classes A, B, C, and D held on April 15, 2026, the following resolutions were adopted:

(i)	to restate the positive result for the fiscal year ending December 31, 2025, which amounted to $229,476,503,399, based on the accumulated General Consumer Price Index through March;
(ii)	that the restated result be allocated to the creation of an optional reserve for the execution of future construction projects and, if applicable, for the payment of future dividends.

27

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2026 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	03.31.2026	03.31.2025
Income for the period (in millions of $)	121,785	57,328
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	470.2124	221.3436

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Condensed Consolidated Interim Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Consolidated Financial Statements in note 20. Inflation for the first three months of 2026 and the year-over-year inflation rate are shown in Note 3. The quarterly devaluation was 5.0%.

As of the date of these financial statements, there were no significant changes in exposure to market risk, foreign exchange risk, interest rate risk, credit risk, or liquidity risk compared to what was reported in the annual financial statements closed as of December 31, 2025.

NOTA 18 - EVENTS SUBSEQUENT TO THE END OF THE PERIOD

No events and/or transactions have occurred since the end of the period that could significantly affect the Company's financial and equity situation.

28

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2026 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Condensed Consolidated Interim Financial Statements as of March 31, 2026 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at March 31, 2026, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Condensed Consolidated Interim Financial Statements at March 31, 2026.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.), the application of Technical Resolution No. 29 of the FACPCE (and modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2026, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The following works are currently underway:

-Beacon ring and main electrical substation; and

-New osmosis plant.

29

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2026 presented in comparative form

1. General considerations (Contd.)

Jorge Newbery Airport

The following works are currently underway:

- Remodeling of the Inspection and Search Point.

The following works have been completed:

- Expansion of the North Apron.

Iguazú Airport

The following works are underway:

-Tip-off points; Aircraft sanitary effluent treatment; and

-Sewage Treatment Plant.

San Rafael Airport

The following works are underway:

-New Passenger Terminal.

Resistencia Airport

The following works are underway:

-Comprehensive remodeling of the passenger terminal.

Formosa Airport

Construction work on the new passenger terminal is underway.

Salta Airport

The renovation and expansion of the passenger terminal is underway.

Rio Grande Airport

The following works are currently underway:

- Rehabilitation of the runway, taxiway, and apron; and

- Installation of a new lighting system

30

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2026 presented in comparative form

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at March 31, 2026, 2025, and 2024, is presented.

	03.31.26	03.31.25	03.31.24
	Millions of $
Current Asset	357,199	327,848	370,878
Non-current Assets	2,917,834	2,916,503	2,956,698
Total Assets	3,275,033	3,244,351	3,327,576

Current liabilities	361,131	269,708	284,179
Non- Current Liabilities	1,117,046	1,233,456	1,326,598
Total Liabilities	1,478,177	1,503,164	1,610,777

Net equity attributable to majority shareholders	1,796,250	1,740,882	1,716,738
Non-controlling interest	606	305	61
Net Equity	1,796,856	1,741,187	1,716,799
Total Assets and Equity	3,275,033	3,244,351	3,327,576

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the three-month periods ended at March 31, 2026, 2025, and 2024.

	03.31.26	03.31.25	03.31.24
	Millions of $
Operating profit	118,892	90,696	146,850
Income and financial costs	70,949	7,753	389,628
RECPAM	(6,303)	(3,113)	(28,944)
Result from participation in related parties	-	-	-
Income before tax	183,538	95,336	507,534
Income tax	(61,753)	(38,008)	(196,233)
Result of the period	121,785	57,328	311,301
Other comprehensive incomes	-	-	-
Comprehensive income for the period	121,785	57,328	311,301

31

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2026 presented in comparative form

4. Cash flow structure

	03.31.26	03.31.25	03.31.24
	Millions of $
Cash Flow generated by operating activities	113,666	124,676	22,922
Cash Flow (used in) generated by investing activities	(14,907)	2,842	(9,120)
Cash Flow (used in) financing activities	(80,891)	(104,893)	(66,408)
Net Cash Flow generated by (used in) the period	17,868	22,625	(52,606)

5. Analysis of operations for the three-month periods ended at March 31, 2026 and 2025

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the three-month periods ended at March 31, 2026 and 2025:

Revenues	03.31.2026%		03.31.2025%
	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenue	245,735	62.40%	216,476	61.25%
Commercial revenue	148,085	37.60%	136,932	38.75%
Total	393,820	100.00%	353,408	100.00%

The following table shows the composition of the aeronautical revenues for the three-month periods ended at March 31,2026 and 2025:

Aeronautical revenues	03.31.2026%		03.31.2025%
	Millions of $	Revenues	Millions of $	Revenues
Landing fee	18,282	7.44%	15,071	6.96%
Parking fee	6,024	2.45%	5,606	2.59%
Air station use rate	221,429	90.11%	195,799	90.45%
Total	245,735	100.00%	216,476	100.00%

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 03.31.2026	237,600
Costs of sales for the period ended at 03.31.2025	226,126
Variation	11,474

32

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2026 presented in comparative form

5. Analysis of operations for the three-month periods ended at March 31, 2026 and 2025 (Contd.)

5.1 Results of operations (Contd.)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended at 03.31.2026	24,520
Distribution and commercial expenses for the period ended at 03.31.2025	20,890
Variation	3,630

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 03.31.2026	21,828
Administrative expenses for the period ended at 03.31.2025	18,879
Variation	2,949

Income and financial costs

Net financial income and costs totaled a gain of $70,949 million during the three-month period ended at March 31, 2026 with respect to $7,753 million revenue during the same period of the previous year.

The variation is mainly due to the result arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expenses item recorded a gain of $8,900 million during the three-month period ended March 31, 2026 compared to a gain of $3,072 million in the same period of the previous year.

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of March 31, 2026 amounted to $2,506,784 million, composed of $709,928 million of financial debt and equity of $1,796,856 million, while the total capitalization of the Group as of March 31, 2026 amounted to $2,583,436 million, composed of $842,248 million of financial debt and equity of $1,741,188 million.

Debt as a percentage of total capitalization amounted to approximately 28.32% and 32.60% as of March 31, 2026 and 2025, respectively.

33

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2026 presented in comparative form

5. Analysis of operations for the three-month periods ended at March 31, 2026 and 2025 (Contd.)

5.2 Liquidity and Capital Resources (Contd.)

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the three-month periods ended at March 31, 2026, 2025, and 2024:

	03.31.26	03.31.25	03.31.24
Liquidity (1)	1.027	1.287	1.459
Solvency (1)	1.230	1.176	1.094
Immobilization of capital	0.891	0.899	0.889
Cost effectiveness	0.070	0.033	0.199

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the three-month periods ended at March 31, 2026, 2025, and 2024:

	03.31.26	03.31.25	03.31.24
Airport	Thousands of passengers
Aeroparque	4,491	4,416	3,785
Ezeiza	3,853	3,426	3,062
Córdoba	1,007	801	744
Mendoza	633	642	562
Bariloche	604	659	616
Iguazú	445	470	345
Salta	381	358	317
Tucumán	260	194	179
C. Rivadavia	123	141	128
Jujuy	116	127	146
Total	11,913	11,234	9,884
Overall total	12,449	11,811	10,562
Variation	5.4%	11.8%	6.0%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2026 presented in comparative form

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the three-month periods ended at March 31, 2026, 2025, and 2024 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	03.31.26	03.31.25	03.31.24
Aeroparque	34,570	35,250	31,188
Ezeiza	23,859	20,912	19,834
San Fernando	14,612	12,706	13,299
Córdoba	8,157	6,930	6,713
Mendoza	5,152	5,702	5,179
Bariloche	4,608	5,202	4,590
Salta	4,574	4,224	4,077
Iguazú	3,211	3,484	2,607
San Rafael	2,186	2,125	2,678
Mar del plata	2,051	2,138	2,558
Total	102,980	98,673	92,723
Overall Total	118,607	115,319	110,140
Variation	2.9%	4.7%	34.3%

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At March 31, 2026 presented in comparative form

Outlook for 2026

The first quarter marked a new record, with 12.5 million passengers, surpassing the previous record set in 2025, when 11.8 million passengers traveled through our airports. This growth dynamic was driven primarily by the international segment, which continues to exhibit a strong upward trend, recording an 18.3% increase compared to the same period of the prior year. The domestic segment experienced a slight decline of 2.2% during the quarter, attributable mainly to fleet availability issues resulting from maintenance requirements affecting the principal local operators.

Each month of the quarter reached a new all-time record in passenger traffic, registering the highest passenger volumes ever recorded for the respective month. January was the best month in the Company's history, with 4.4 million passengers, surpassing the previous record of 4.2 million set in December 2025. Additionally, January also represented the strongest month on record for the international segment, with 1.8 million passengers. Similarly, each month of the quarter set an all-time record for that respective month within this segment.

For the second quarter of 2026—which, due to seasonal patterns, represents the lowest-activity quarter of the year—and for the remainder of the year, a more moderate year-over-year growth rate is expected in the international segment. Volumes will be partially impacted by runway works at Ezeiza Airport, scheduled over an 18-day period between October and November. For the domestic segment, the second quarter is expected to follow a similar trend to that observed in the early months of the year, with a recovery anticipated in the second half of 2026. Overall, 2026 is on track to become a new record year for activity, surpassing levels reached in recent years.

With respect to commercial revenues, the Cargo segment stood out for its strong operational performance and revenue growth, driven primarily by higher import activity volumes. Other commercial revenues showed a mixed performance: aircraft and airline services recorded solid growth, in line with increased operational activity, while Advertising delivered a notable improvement driven by new contracts and the renegotiation of existing agreements. Parking revenues remained broadly in line with the prior year, while the Duty Free segment posted a slight decline due to lower passenger capture rates and a decrease in average spend per passenger.

On the cost side, the Company's operating costs continued to be affected by the macroeconomic environment, exerting pressure primarily on the local-currency cost structure. In response to this context, cost control and efficiency measures have been implemented and are subject to ongoing monitoring, with the objective of preserving operating profitability.

Finally, with regard to the capital investment plan, the Company continued to advance in accordance with the contractual commitment execution schedule. Progress is ongoing toward completing the portion of the 2026 Capex program corresponding to Phase II of the contractual commitment. Additionally, works carried out under the National Airport System Strengthening Trust also advanced during the period.

“Free translation from the original in Spanish for publication in Argentina”

Review Report on Condensed Consolidated Interim Financial Statements

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

CUIT N° 30-69617058-0

Report on condensed consolidated interim financial statements

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries (hereinafter "the Company") comprising the consolidated statement of financial position as of March 31, 2026, the consolidated statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2026 and selected explanatory notes.

Responsibilities of the Board of Directors

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', adopted as a review standard in Argentina by FACPCE Technical Resolution No. 33 as approved by the Standards Council International Audit and Assurance Organizations (IAASB). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements is not prepared, in all material respects, in accordance with IAS 34.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor, C1106ABG
Ciudad Autónoma de Buenos Aires, Argentina, T: +(54.11) 4850.0000

Report on compliance with current provisions

In compliance with current provisions, we inform, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be transcribed in the Inventory and Balance Sheets;

b)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)	we have read the informative briefing, on which, as far as it is within our competence, we have no observations to make;

d)	as of March 31, 2026, the debt accrued in favor of the Argentine Integrated Pension System of Aeropuertos Argentina 2000 S.A. arising from the Company's accounting records amounted to $9,585,390,467, which was not payable on that date.

Autonomous City of Buenos Aires, May 8, 2026.

PRICE WATERHOUSE & CO. S.R.L. by (Partner) Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, including the consolidated statement of financial position as of March 31, 2026, the consolidated statements of comprehensive income, changes in equity, and cash flows for the three-month period ended March 31, 2026, and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated May 8, 2026, who states that it has been issued in accordance with the International Standards for Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which were adopted as review standards in Argentina by Technique Resolution No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that: (i) condensed consolidated interim financial statements of the Company as of March 31, 2026 consider all significant events and circumstances that are known to us; (ii) said financial statements arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventory and Balance Sheets" book; and (iii) regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 8, 2026.

TOMÁS M. ARAYA
By Surveillance Committee